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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934

                                 JUST TOYS, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

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                         (Title of Class of Securities)

                                   482133 105

                  --------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  302747  10  0             13G                       PAGE 2 OF 5 PAGES
                                     ---


1.       Name Of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Morton J. Levy
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2.       Check The Appropriate Box If A Member Of A Group*

                                                                         (a) [ ]

                  N/A                                                    (b) [ ]
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3.       Sec Use Only

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4.       Citizenship Or Place Of Organization

                  United States of America
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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         5.       Sole Voting Power

                                    279,000
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         6.       Shared Voting Power

                                       0
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         7.       Sole Dispositive Power

                                    279,000
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         8.       Shared Dispositive Power

                                       0
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 9.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    279,000
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10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*

                                                                             [ ]
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11.      Percent Of Class Represented By Amount In Row 9

                                    6.33%
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12.      Type Of Reporting Person*

                                    IN
         -----------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                   PAGE 3 OF 5 PAGES

                                  SCHEDULE 13G
                                  ------------

Item 1(a).        Name of Issuer:
                          Just Toys, Inc.

Item 1(b).        Address of Issuer's Principal Executive Office:
                          50 West 23rd Street
                          New York, New York 10001

Item 2(a).         Name of Person Filing:
                          Morton J. Levy

Item 2(b).         Address of Principal Business Office:
                          50 West 23rd Street
                          New York, New York 10001

Item 2(c).        Citizenship:
                          United States of America

Item 2(d).        Title of Class of Securities:
                          Common Stock, par value $.01 per share.

Item 2(e).        CUSIP Number:
                          482133 105

Item 3.           Not Applicable.

Item 4.           Ownership.

                  (a) Amount beneficially owned: 279,000 shares including 120,000 shares issuable upon exercise of currently exercisable stock options and 1,500 shares owned by Mr. Levy as guardian for his grandson under the Uniform Gifts to Minors Act.

                  (b)   Percent of Class: 6.33%

                  (c)   Number of shares as to which such person has:

                        (i)      sole  power  to vote  or to  direct  the  vote:
                                 157,500 shares and the 120,000 shares subject to the options and the 1,500 shares owned by Mr. Levy as guardian for his grandson.

                        (ii)     shared power to vote or to direct the vote: 0

                        (iii) sole power to dispose of or to direct the disposition of: 157,500 shares and the 120,000 shares subject

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                                                              PAGE 4 OF 5 PAGES

                                 to the options and the 1,500 shares owned by Mr. Levy as guardian for his grandson.

                        (iv) shared power to dispose or to direct the disposition of: 0

Item 5.            Not Applicable.

Item 6.            Not Applicable.

Item 7.            Not Applicable.

Item 8.            Not Applicable.

Item 9.            Not Applicable.

Item 10.           Not Applicable.

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                                                               PAGE 5 OF 5 PAGES

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 11, 1997

                                                    /s/ Morton J. Levy
                                                    -------------------------
                                                        Morton J. Levy